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FEB 21 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011____ AND ENDING__12/31/2011____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Catholic Financial Services Corp

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1100 West Wells Street
                          (No. and Street)

Milwaukee	WI	53233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan G. Lorge   414-273-6266
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
                  (Name – if individual, state last, first, middle name)

115 South 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Allan G. Lorge _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Catholic Financial Services Corp _____ , as

of December 31 _____, 20 11 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

February 8, 2012
State of Wisconsin
County of Milwaukee

Susan H. Bacon

Susan G. Bacon
Notary Public

My Commission expires 2/10/13

Allan G. Lorge
Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHOLIC FINANCIAL SERVICES CORPORATION

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Catholic Financial Services Corporation (the "Corporation") as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catholic Financial Services Corporation as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 10, 2012



an independent member of
BAKER TILLY
INTERNATIONAL

1

An Affirmative Action Equal Opportunity Employer

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

	2011
Assets	
Cash and cash equivalents	$ 190,470
Prepaid expenses	11,436
Accounts receivable	1,151
Total assets	$ 203,057
Liabilities and stockholders' equity	
Payables to Catholic Financial Life	$ 9,715
Other accounts payable and accrued expenses	23,265
Total liabilities	32,980
Stockholders' equity:	
Common stock (15,000 shares authorized, 11,900 shares issued and outstanding, $1.00 par value)	11,900
Additional paid-in capital	8,169,222
Accumulated deficit	(8,011,045)
Total stockholders' equity	170,077
Total liabilities and stockholders' equity	$ 203,057

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF OPERATIONS
December 31, 2011

	2011
Revenues	
Commissions	$ 145,659
Interest and dividends	-
Total revenues	$ 145,659
Expenses	
Support services	$ 100,142
Commissions	90,322
Professional fees	20,529
Equipment and facilities costs	25,170
FINRA fees	18,135
Other	23,779
Total expenses	278,077
Net loss	$ (132,418)

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2011	$ 10,900	$ 8,070,222	$ (7,878,627) $	202,495
Issuance of common stock	1,000	99,000		100,000
Net loss	-	-	(132,418)	(132,418)
Balance at December 31, 2011	$ 11,900	$ 8,169,222	$ (8,011,045) $	170,077

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF CASH FLOWS
December 31, 2011

	2011
Operating activities	
Net loss	$ (132,418)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	369
Decrease in accounts receivable	994
Decrease in payables to Catholic Financial Life	(4,411)
Increase in other accounts payable and accrued expenses	7,800
Net cash used in operating activities	(127,666)
Financing activities	
Issuance of common stock	100,000
Net cash provided by financing activities	100,000
Net decrease in cash and cash equivalents	(27,666)
Cash and cash equivalents at beginning of year	218,136
Cash and cash equivalents at end of year	$ 190,470

See accompanying notes to financial statements.

NOTE 1 – Organization Structure

Catholic Financial Services Corporation (the "Corporation") is a majority-owned subsidiary of Catholic Knights Financial Services, Inc. ("CKFSI"), which is wholly owned by Catholic Financial Life. The Corporation is a registered broker-dealer and is a member of Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer, the Corporation's securities business is limited to the sale of mutual funds and variable life insurance or annuities on a trade date basis. In 2011, 62% of the Corporation's commission revenues were earned from the American Funds. The Corporation has no employees.

Catholic Financial Life has committed to make capital infusions to the Corporation, through CKFSI, to the extent necessary to meet obligations and maintain regulatory capital requirements. The Corporation is economically and financially dependent on Catholic Financial Life.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market mutual funds. Cash equivalents of $162,626 are invested in the First American Prime Obligations – Institutional Class Money Market (the Money Market Fund). Shares in the Money Market Fund are valued at the reported net asset value of shares owned by the Corporation at year end. The shares are classified as Level 1 within the fair value hierarchy.

Federal Income Taxes

The Corporation is included in the consolidated federal income tax return and combined Wisconsin tax return of CKFSI. The Corporation is no longer subject to examination by U.S. Federal taxing authorities for years before 2008 and for Wisconsin state income taxes through 2006. The Corporation's only deferred tax amounts relate to a deferred tax asset for net operating loss carryforwards for federal and state income tax purposes. The Corporation has recorded a full valuation allowance against the deferred tax asset.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2011. The Corporation accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2011, the Corporation had no accrued interest and penalties related to uncertain tax positions.

Revenue Recognition

Commission revenues collected from various investors are recorded when earned. Interest and dividends are recorded when earned.

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – Income Taxes

The Corporation did not incur any income tax expense for the year ended December 31, 2011.

The significant components of the Corporation's deferred tax assets and liabilities are based on Net Operating Loss ("NOL") carryforwards at December 31, 2011 and are as follows:

Deferred Tax Assets		
Federal NOL Carryforwards	$	2,714,448
State NOL Carryforwards		399,184
		3,113,632
Valuation Allowance		(3,113,632)
Total Deferred Tax Assets	$	-

The Corporation has federal and state net operating loss carryforwards of approximately $7,983,673 at December 31, 2011, which can be used to offset future taxable income. The carryforwards expire between 2013 and 2031. A valuation allowance has been established for the future benefits attributable to the federal and state NOLs as the Corporation has a history of incurring losses and does not project taxable income for the future. There were no income taxes paid or recovered in 2011.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2011 as follows:

Loss before income taxes	$	(132,418)
Tax expense at statutory rate of 34%	$	(45,022)
State income tax, net of federal effect		(6,621)
Change in valuation allowance		51,643
Other		-
Total income tax expense	$	-
Effective tax rate		0%

CATHOLIC FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 4 – Related-Party Transactions

During 2011, employee, facility, equipment, and other direct costs of approximately $133,641 were incurred by the Corporation and provided by Catholic Financial Life in accordance with a resource-sharing agreement. These costs have been included in various line items in the statement of operations.

NOTE 5 – Issuance of Common Stock

In 2011, the Corporation issued 1,000 additional shares of common stock with a par value of $1.00 to CKFSI. At $100 per share, the Corporation received $100,000 in cash for the issuance.

NOTE 6 – Net Capital and Other Requirements

The Corporation is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Corporation is required to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Corporation had net capital of $153,888, which was $148,888 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital at December 31, 2011, was .21 to 1.

NOTE 7 – Subsequent Events

The Corporation has evaluated subsequent events through February 10, 2012 which is the date that the financial statements were approved and available to be issued. There were no subsequent events that were identified.

Supplemental Information



Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

We have audited the financial statements of Catholic Financial Services Corporation as of and for the year ended December 31, 2011, and have issued our report thereon dated February 10, 2012 which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 10, 2012


an independent member of
BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

CATHOLIC FINANCIAL SERVICES CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDENESS
PURSUANT TO RULE 15c3-1
December 31, 2011

Net capital

Stockholders' equity	$	170,077
Less nonallowable assets and other deductions:		
Prepaid expenses	$	11,436
Accounts receivable		1,500
Total nonallowable assets and deductions and charges		12,936
Net capital before haircuts		157,141
Haircut on money market fund		3,253
Net capital	$	153,888

Aggregate indebtedness

Total liabilities	$	32,980

Capital requirements

Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital in excess of requirement		148,888
Net capital as above	$	153,888
Ratio of aggregate indebtedness to net capital		.21 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Corporation's unaudited December 31, 2011, Part IIA FOCUS filing.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Catholic Financial Services Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Catholic Financial Services Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).


Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Catholic Financial Services Corporation (the "Corporation"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 10, 2012



CATHOLIC FINANCIAL SERVICES CORPORATION
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
As of and for the Year Ended December 31, 2011



BAKER TILLY

Candor. Insight. Results.

CATHOLIC FINANCIAL SERVICES CORPORATION

Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
As of and for the Year Ended December 31, 2011